

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Corrected

June 17, 2014

<u>Via Email</u>
Paula Winner Barnett, Esq.
Corporate Counsel and Secretary
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, California 91406

> **Re:** **Superior Industries International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 6, 2014**
> **File No. 001-06615**

Dear Ms. Winner Barnett:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement</u>

<u>General</u>

1. Please include information as of the most reasonable practicable date. Please fill in all blanks, confirm bracketed information and provide updated information regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Provide us with support for the statements and/or re-characterize as your opinion, the following statements:

- "[t]he Board does not believe the nominees proposed by GAMCO add skills to the Board…,";
- "[t]he Board <u>determined</u> that Mr. Schenker lacked the qualifications to serve on the Board of Directors and would not add to the diversity or quality of the Board…";
- "[t]he Board <u>determined</u> that that the GAMCO nominees …instead may try to impose a strategy that will hurt Superior and it shareholders in the long term…"; and,
- "Superior leads its peer group in dividend yield…"

<u>Information about the Annual Meeting and Voting, page 1</u>

<u>What ballot measures are considered routine or non-routine…, page 4</u>

3.   You disclose that "all proposals in this proxy statement are *likely* to be non-routine matters…" It is our understanding that in a contested election, a broker does not have discretionary authority to vote on <u>any</u> proposals to be voted on at the meeting, whether routine/discretionary or not. If GAMCO contests the election, please clarify to remove the word "likely" given that this implies that brokers may exercise discretionary authority with respect to some proposals. Please make corresponding revisions to disclosure under the question "[w]hat is a broker non-vote…"

<u>Proposal No. 1, page 7</u>

4.   Please supplement your disclosure and provide a succinct summary of any material communications the participants have had with the GAMCO parties leading up to the current solicitation.

5.   Please supplement your disclosure to state when the interview of Mr. Schenker occurred in 2013.

<u>Proposal No. 4, page 20</u>

6.   You disclose that the Board of Directors believes that management should "have the resources necessary to execute on a strategy to make meaningful and lasting contributions to shareholder value…" Please quantify or clarify the "necessary resources" to which you refer and compare it to the specific proposal submitted by GAMCO.

7.   Please clarify your disclosure and specify which companies comprise the company's peer group and the basis upon which such companies were included in the company's

comparative peer group.

8.   Your disclosure implies that there may be alternative and better methods of capital return beyond GAMCO's proposed self-tender offer. To provide support and context to your statement, succinctly describe alternative methods of capital return and when Superior will be in a position to update shareholders regarding its evaluation of its capital return program for 2014 and beyond.

Proxy Solicitation and Costs, page 47

9.   You indicate that the solicitation of proxies will done by interview, mail, telephone, facsimile, email and "other electronic channels of communication, or otherwise…" Please clarify what "other electronic channels" are and any other means of solicitation. Further, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

10.   Further to our comment above. If "other electronic channels of communication" include internet chat rooms or other web forums, please advise us and provide the website addresses you plan to utilize. Please also advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions